Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following was posted to the www.OneAllscriptsEclipsys.com microsite on June 30, 2010.

Frequently Asked Questions

For Internal Use Only

Merger Overview

What was announced?

•

Allscripts and Eclipsys, leading providers of software and information solutions in the ambulatory and acute markets, respectively, will merge to form one company with the industry’s largest network of clients on the most advanced product platform resulting in a single patient record and a seamless patient experience.

•

With a client base of 180,000 U.S. physicians, 1,500 hospitals and 10,000 post acute care organizations, the merged company will have the unprecedented ability to seamlessly connect physicians, other care providers and patients no matter where care is delivered – in the hospital, in large or small physician practices, in extended care facilities or in the patient’s home.

•	The combined company will have approximately 5,500 employees, with a focus on delivering value each and every day for our clients.

•

Additionally, we announced that Allscripts will buy back and facilitate a placement of a majority of the Allscripts stock currently held by Misys plc. Allscripts will retain full control of the legacy Misys Healthcare business, which became part of Allscripts in connection with the October 2008 merger transaction between Allscripts and Misys plc.

•	To put this in perspective, this $1.3 billion transaction will create an entity with over $1.2 billion in revenue.

What is the strategic rationale for this agreement?

•

The merged company will have the unique ability to seamlessly connect physicians, other care providers and patients wherever care is delivered – in the hospital, in large or small physician practices, in extended care facilities or in the patient’s home.

•	This merger responds directly to the segment of the market that demands a true, end-to-end, integrated solution. By bringing these two companies together, we will be combining the best of the best within our respective product lines, to create a true market leader.

•	This agreement creates a client base of 180,000 U.S. physicians, 1,500 hospitals and 10,000 post acute care organizations.

•

Given that “Meaningful Use” is the key to unlocking over $30 billion in funding for healthcare providers under the Federal Government’s American Recovery and Reinvestment Act (“ARRA”), the fact that we are combining two leaders in adoption and utilization both in inpatient electronic health records and physician office electronic health records is a critical point of leverage, not just for the new company but for our clients.

•

Following this merger, the company will be able to more effectively compete for the $16 billion integrated market that is looking for an integrated ambulatory and acute solution that addresses the need for a connected community, a market that both companies were able to target in a limited manner as independent companies.

Why now?

•	We are at the beginning of what we expect will be the single fastest transformation of any industry in US history.

•	Healthcare information technology is a $40+ billion HCIT market with very low penetration rates (12% of physician practices and 11% of hospitals using an EHR).

•

Physician EHR adoption is projected to grow, from 12 percent today to 90 percent by 2019, according to the Congressional Budget Office’s (CBO) March 2009 report, “Options for Controlling the Cost and Increasing the Efficiency of Health Care.” The CBO report also projects hospital adoption of acute-care EHRs will increase from 11% today to 70% during the same time period. While we think the estimates on current penetration are low, the bottom line is that there is a significant amount of upside in the market.

•

With over 50% of ambulatory physicians now employed by hospitals as opposed to working independently, hospitals are playing an increasingly larger role in driving adoption of, and helping to subsidize physician purchases of, EHRs through the Stark Safe Harbor and community initiatives.

•	The ARRA is providing $30+ billion of incentives for utilization of EHR solutions, with 70% of anticipated funding expected to be spent in the next three years.

How will the combined company be unique in the market?

•	The merger of Allscripts and Eclipsys will bring a unique value proposition for healthcare organizations:

•

One Network. With a client base of 180,000 physicians, 1,500 hospitals and 10,000 post acute organizations, our combined company will form the largest network in healthcare. This significant footprint will enable us to connect providers and patients wherever care is delivered – in the hospital, in small or large physician practices, in extended care facilities or in the patient’s home.

•

One Platform. Both companies already use common platforms, including Microsoft.NET and other advanced technologies, which will enable us to quickly deliver an integrated offering. We will bring together the Allscripts industry-leading electronic health record, practice management and comprehensive portfolio of solutions for physicians and post acute care organizations with Eclipsys’s leading enterprise and performance management solutions for hospitals. In addition to connecting our own solutions, we will lead with an ‘open architecture’ approach that will simplify connectivity with third-party applications.

•

One Patient. Combining one network of clients on one platform, Allscripts and Eclipsys will be positioned to deliver a single patient record to all providers within an organization and across a community. By bringing to market a complete portfolio of clinical, financial, connectivity and information solutions, the company will enable the delivery of the information and insight providers need to create a seamless patient experience with improved care at a lower cost.

Why is this good for our clients?

•

Combines the leading ambulatory and acute solutions into a comprehensive, end-to-end, integrated portfolio of solutions for healthcare organizations of every size and setting. In addition to connecting our own solutions, our ‘open architecture’ approach will simplify connectivity with third-party applications.

•	Brings to market a complete and enhanced portfolio of clinical, financial, connectivity, and information solutions.

•	Accelerates a rapid implementation approach that both companies share enabling our clients to quickly attain “Meaningful Use.”

•

Continues our shared track record of innovation to deliver ‘future state’ clinical and financial informatics capabilities that will enable clients to provide higher quality care and operate more efficiently.

•

Connects clients to a network of 180,000 U.S. physicians, 1,500 hospitals and 10,000 nursing homes, hospices, home care and other post acute care organizations to support enhanced care collaboration and efficiency.

Who will lead the new company?

•	Glen Tullman, current Chief Executive Officer of Allscripts, will lead the combined company as its CEO.

•	Phil Pead, current Chief Executive Officer of Eclipsys, will become Chairman of the Board of the combined company.

•	Bill Davis, current Chief Financial Officer of Allscripts, will be the combined company’s CFO.

•	Chris Perkins, current Chief Financial Officer of Eclipsys, will lead the Integration Team for the transaction.

•	The remainder of the leadership team will be drawn from across Allscripts and Eclipsys and will be defined as we work to complete the merger.

Where will the new company be located?

•	The combined company will continue to operate out of both Allscripts and Eclipsys office locations, including major facilities in Chicago, Atlanta, and Raleigh.

When will the merger close so that Allscripts and Eclipsys can begin to operate as a single company?

•

The merger is subject to stockholder approvals from both Allscripts and Eclipsys, and other customary closing conditions and regulatory approvals and is expected to be completed within four to six months.

•	Allscripts and Eclipsys have been and will continue to work with the joint clients we have today.

•	An Integration Team comprised of employees from both organizations will be put in place to ensure that the combined company reflects the strengths of both Allscripts and Eclipsys.

•	Until the transaction closes we will continue to operate as two separate organizations, just as we do today.

What will be the name and brand of the new company?

•	Until this transaction is formally completed, both companies will continue to operate separately as they do today, using their current names and brands.

•	During the post-closing integration process, we will assess and determine the best go-forward approach leveraging the strengths of our respective brands.

When will decisions relative to the product roadmaps and integration be made?

•

This merger is about providing incremental value to the products Allscripts and Eclipsys’s clients already own and have made investments in. This agreement is going to accelerate our abilities to evolve our products.

•	Independent of this merger, Allscripts and Eclipsys had already started the process of integrating our respective solutions based on requests from our mutual clients.

•	The fact that we share a common Microsoft platform will enable us to quickly deliver robust data sharing and exchange.

•	Eclipsys has an open integration platform with its Helios solution and Allscripts shares the same open approach with its Universal Application Integrator (UAI) solution.

•	As there is very little product overlap between the two companies, our intention is to continue to drive forward on all product lines in both organizations at this time.

•

Over time, however, we will look for opportunities to bring our portfolios together where appropriate and where we can add value for our clients, while ensuring that the upgrade process from one solution to the next is seamless.

Where do I go for more information?

•	Please visit www.oneallscriptseclipsys.com for more information. We will be updating the site regularly.

•	Additionally, if you are a:

o	current client, please contact your current Allscripts or Eclipsys representative

o	prospective client, please contact sales@allscripts.com or info@eclipsys.com

o	investor or analyst, please contact investorrelations@allscripts.com or info@eclipsys.com

o	member of the press, please contact mediarelations@allscripts.com or info@eclipsys.com

Is this a merger or an acquisition?

Given the stock-for-stock nature of the consideration for Eclipsys shareholders, we view this transaction as a merger. The management team is committed to bringing together the best people, the best products and the best processes of each company to deliver superior solutions to its clients. Also, in connection with the merger, the Chairman position will be occupied by Eclipsys’s current CEO, Phil Pead.

Who is Eclipsys?

Eclipsys is a leading provider of advanced integrated clinical, revenue cycle and performance management software, clinical content and professional services that help healthcare organizations improve clinical, financial and operational outcomes. For more information, please visit www.Eclipsys.com.

What markets does Eclipsys serve?

Eclipsys delivers health information technology solutions and services for both acute care and ambulatory care providers.

Where does Eclipsys have offices?

Atlanta, GA (headquarters); Other locations: Malvern, PA; Boston, MA; Mountain Lakes, NJ; St. Louis, MO; Farmington, CT Des Moines, Iowa (Medinotes Acquisition), Irvine, CA: San Jose, CA; Richmond, BC; Pune, India; Vadodora, India.

How soon do you believe we can begin to collaborate with Eclipsys on sales opportunities?

We just signed the agreement and it is business as usual for both companies until the closing of the transaction. The merger is subject to customary closing conditions, including shareholder and regulatory approval. We expect this process to be complete within four to six months. We will continue to operate separately, just as we do today, until then.

How can you ensure this merger won’t distract Eclipsys or Allscripts from capitalizing on the ARRA stimulus opportunity?

Due to our shared focus on client success, both Allscripts and Eclipsys have definitive roadmaps and programs in place for our respective clients relative to certification and meaningful use. This commitment remains unchanged.

Will the fiscal year change?

As mentioned in the press release, after the merger closes we expect to report financial results on a calendar year-end.

What does this mean for shareholders of existing Allscripts shares?

Existing Allscripts shares will continue to remain outstanding and will be unaffected by these transactions.

Corporate Governance/Go-Forward Strategy

Who will run the integration?

The process will be lead overall by Chris Perkins, current CFO of Eclipsys as indicated on June 9. An integration team comprised of employees from both organizations will be put in place, ensuring that the combined company reflects the best of both Allscripts and Eclipsys.

What will the go-forward organization structure look like?

The merged company will draw on talent from both organizations. Both Allscripts and Eclipsys have consistent, functionally aligned organizations. As we work through the integration we expect that we will bring together our respective functions but remain focused on the client.

What is the client communication plan?

We have already reached out to clients in a variety of ways – with phone calls, personal visits, an e-mail update on announcement day, as well as a printed letter that followed several days later. We will be available to answer their questions and we will share new information as it becomes available via direct communication as well as through the web site at www.oneallscriptseclipsys.com.

How do we handle sales efforts and contract negotiations currently underway during the time from now through transaction close?

Until this transaction is final, both companies and boards will continue to operate separately as they do today.

How will we get information about the merger moving forward?

Our commitment is to be as transparent as possible and communicate information about this merger to our employees as soon as possible. The primary tool will be an intranet site that will host all information related to the merger as well as capture questions. We will publish an updated FAQ document on a regular basis.

Should we expect that any of our partnerships will change given that there are some differences and competitive partnerships between the two companies?

We do not expect any changes at this time. However, this is an area that will be reviewed during the integration process.

What happens to all of the shared services with Misys (IS, HR, etc.) now that they no longer have majority ownership?

We will continue to use Misys’s services through a transition services arrangement. As we work through the integration process we will review this relationship to ensure alignment with the mission, vision, and values of the merged company.

Will Eclipsys employees become Allscripts employees?

Employees from both organizations will become employees of the combined company.

Will you be closing any offices?

We do not expect to close any offices as a result of this transaction.

Will there be a reduction in the number of employees? When?

We will establish an integration team to review the organization structures and make recommendations on how best to align the team and resources of the two companies. We know that to fulfill the potential of this merger, we will need top talent in all areas and there will be many new and exciting opportunities across the organization. Understanding and deploying the talent of our combined organizations is a critical component of our integration efforts.

When will I know if I have a position with the merged company?

Before we are able to definitively communicate role assignments for the merged company, an integration team will be established to review the organization structures and make recommendations on how best to align the talent and synergies between the two companies. We know that to fulfill our mission, we will need top talent in all areas. Understanding and deploying the talent of our combined companies is a critical component of our integration efforts.

Will I have to relocate?

Since we have just signed a definitive agreement we have not yet made these types of decisions. We will review roles and locations over the next several months as we work through the integration process.

What will become my date of hire with new company? Do I lose my tenure/years of service?

Your date of hire remains the same. Your tenure and years of service will not be impacted.

Will my manager change?

Since we have just signed a definitive agreement we do not have this kind of information to share. Over the next several months, as we work to close the transaction, the integration team will work to identify the optimal structure for the organization to deliver on its commitments to its key stakeholders, shareholders, clients and employees.

Will new company offer the same benefit package?

The Talent and Culture and Benefits teams from both Allscripts and Eclipsys are working to provide the best benefits packages for all employees. A combined, larger company would, in fact, be better positioned to negotiate attractive, competitive employee benefits.

Will my unvested stocks immediately vest?

There is no impact to the current vesting schedule of stock for employees of either Allscripts or Eclipsys. The definitive agreement includes an exchange ratio which determines the number of Allscripts shares that will be issued to each Eclipsys stockholder upon the closing of the transaction.

I have vacation planned that I have not taken. Will l still be able to take my vacation?

Yes. You will be able to take planned vacation days.

Where can I go for more specific answers to my concerns?

You should talk to your manager or visit the intranet. We will be posting FAQs and other transaction-related materials there. Our commitment to you is that we will share information in as timely a manner as possible and within the proper legal framework as we work through the integration process.

Will we continue to be co-located with Misys employees in the Raleigh office?

Yes. We do not envision relocating either of the teams at this time.

Are there specific agreements in Eclipsys’s pipeline that the Allscripts merger will have an immediate impact upon the competitive position?

While we are not able to comment on individual situations, both organizations believe that the market – prospects and clients – will see this merger as positive news.

How will this merger impact our respective portfolios where both companies have solutions?

It is important to understand that this merger is complementary. In the few areas where there are similar solutions, we will continue to honor all of our commitments. Over time we see opportunities to further enhance these systems by creating the best mix of solutions for our clients. As you would expect, our portfolio will continue to evolve and we are in the fortunate position to have these proven systems to draw from. Our focus throughout will be to enhance the value to our clients and focus on a seamless client experience through all future upgrades.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement, a prospectus of Allscripts and an information statement for Allscripts’ stockholders. At the appropriate time, Allscripts and Eclipsys will mail the final joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.